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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

SEC MAIL RECEIVED PROCESSING
JUN 28 2002
WASH. DC 154 SECTION

SEC FILE NUMBER
8-32052
8-015676

FV 7/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YY) AND ENDING April 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.S.A. EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1447 York Road, Suite 400
(No. and Street)

Lutherville (City) MD (State) 21093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Macdonald & Weber, P.A.
(Name – *if individual, state last, first, middle name*)

8015 Corporate Drive, Suite G (Address) Baltimore (City) MD (State) 21236 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Gleason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.S.A. Equities, Inc., as of April 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Peter G. Gleason
Signature

Assistant Controller; Financial & Operations Officer
Title

Deborah Hutcherling
Notary Public exp 10-1-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.S.A. EQUITIES, INC.
FINANCIAL STATEMENTS
APRIL 30, 2002

Macdonald & Weber, P.A.
Certified Public Accountants
8015 Corporate Drive, Suite G
Baltimore, Maryland 21236
410-931-5030
410-931-3940 Fax
www.macweber.com

Independent Auditor's Report

To the Board of Directors
P.S.A. Equities, Inc.

We have audited the accompanying balance sheet of P.S.A. Equities, Inc. as of April 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.S.A. Equities, Inc., as of April 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule l7-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Macdonald & Weber, P.A.

Baltimore, Maryland
June 25, 2002

P.S.A. EQUITIES, INC.
BALANCE SHEET
APRIL 30, 2002

ASSETS

Cash (Notes 1 and 2)	$ 546,003
Commissions Receivable (Note 1)	4,917
Furniture, Fixtures and Improvements, at cost less accumulated depreciation (Note 1)	57,768
Goodwill (Note 1)	27,125
Other Assets	35,595
Total Assets	$ 671,408

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable (Note 1)	$ 21,911
Due to Affiliates (Note 7)	308,299
Notes Payable (Note 3)	64,380
Bank Line of Credit (Note 4)	51,975
Other Liabilities (Note 5)	2,547
	449,112
Commitments and Contingent Liabilities (Note 10)	
Liabilities Subordinated to Claims of General Creditors (Note 5)	50,000
Stockholders' Equity	
Common Stock (Note 8)	4,000
Additional Paid-in-Capital	1,000
Retained Earnings	167,296
Total Stockholders' Equity	172,296
Total Liabilities and Stockholders' Equity	$ 671,408

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED APRIL 30, 2002

Revenues		
Commissions (Note 1)	$ 577,709	
Interest Income	9,288	
Miscellaneous	69,311	
Total Revenues		$ 656,308
Expenses (Notes 7 and 10)		
Clearing Expense	84,859	
Commissions	229,133	
Computer Expenses and Data Processing	68,997	
Depreciation and Amortization	5,738	
Licensing Fees	14,037	
Management Fees	108,082	
Professional Fees	26,229	
Salaries and Payroll Taxes	150,636	
Other Operating Expenses	56,566	
Total Expenses		744,277
Loss Before Income Taxes		(87,969)
Income Tax Benefit (Notes 1 and 6)		
Income Tax Benefit - Current	5,486	
Income Tax Benefit - Deferred	658	
Total Income Tax Benefit		6,144
Net Loss		($ 81,825)

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2002

Cash Flows From Operating Activities:	
Net Loss	($ 81,825)
Noncash items included in income	
Depreciation and Amortization	5,738
Deferred Income Taxes	(658)
Loss on Disposition of Equipment	6,566
Decrease in Non-cash Assets	16,514
Decrease in Accrued Liabilities	(19,041)
Net Cash Used by Operating Activities	(72,706)
Cash Flows From Investing Activities	
Purchase of Furniture, Fixtures and Improvements	(6,655)
Net Cash Flows From Financing Activities	(6,655)
Cash Flows From Financing Activities	
Proceeds from New Financing	28,882
Proceeds from Affiliate	202,131
Repayment of Long-Term Debt	(15,959)
Net Cash Flows From Financing Activities	215,054
Net Increase In Cash	135,693
Cash - May 1, 2001	410,310
Cash - April 30, 2002	$ 546,003

SUPPLEMENTAL INFORMATION

Interest Expense Paid	$ 668
Income Taxes Paid	$ 4,170

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2002

	Capital Stock	Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
Balance at April 30, 2001	$4,000	$1,000	$249,121	$254,121
Net Loss			(81,825)	(81,825)
Balance at April 30, 2002	$4,000	$1,000	$167,296	$172,296

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2002

1. Summary of Significant Accounting Policies

Revenue Recognition

Revenue generated from investment transactions and the related expenses are recorded as of the settlement date.

Financial Statement Presentation - Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Improvements and Goodwill

Furniture, fixtures and improvements are stated at cost. Depreciation is calculated on the accelerated cost recovery system and modified accelerated cost recovery system over estimated lives of 5 to 39 years. Total accumulated depreciation at April 30, 2002 is $35,585.

Deferred Income Taxes

Provision is made for deferred income taxes resulting from timing differences in reporting methods of income. The Company reports revenue on the accrual basis for financial statement purposes and on the cash basis for income tax purposes in which it is consolidated with its parent company. Also for tax purposes, unrealized gains and losses are not recorded until they are recognized. See Marketable Securities below.

Cash Equivalents

Cash for Cash Flow purposes is cash in checking and money market accounts.

Disclosure About Fair Value of Financial Instruments.

The carrying amounts of cash, commissions receivable net of allowance for doubtful accounts, commissions payable and accrued liabilities approximate fair value because of the short maturities of these financial instruments.

Marketable Securities

All marketable securities are held as trading securities. As such, any unrealized gains or losses are included in the current period earnings.

P.S.A. EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2002

1. Summary of Significant Accounting Policies- con't

Recently Issued Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also details criteria that intangible assets acquired in a business combination must meet in order to be recognized and reported as assets apart from goodwill. SFAS 142 requires that goodwill and intangibles with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. Management has determined that there is no impairment of goodwill at April 30, 2002.

2. Cash and Cash Equivalents

The Company maintains its cash accounts in a commercial bank located in Maryland and mutual funds located in New York. Accounts in the commercial bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of the total insured and uninsured cash balances follows:

Total Cash in Maryland Banks	$ 288,725
Total Cash in Money Markets	257,277
Portion Insured by FDIC	(100,000)
Uninsured Cash Balances	$ 446,002

3. Notes Payable

Notes payable at April 30, 2002 are as follows:

	Current Portion	Long-Term Portion
Note Payable - Bank. The group of affiliated companies have a note payable which bears interest at .75% in excess of the bank prime rate (5.5% of April 30, 2002). The note is secured by inventory and accounts receivable of all affiliates and a personal guarantee of the officers. The note matures September, 2007. The management of the company has allocated $64,380 of this liability to PSA Equities, Inc. through the arrangement described in Note 7. The allocated monthly payment is $1,273 per month (principal and interest).	$ 12,040	$ 52,340

3. Notes Payable - con't

Future maturities of Long Term notes are as follows:

2003	$ 12,040
2004	12,719
2005	13,437
2006	14,195
2007	11,989
	$ 52,340

The parent company has also guaranteed a working capital loan that is secured by all of the assets of the parent company of this organization. The outstanding amount of the loan is $188,889 at April 30, 2002. Management has not allocated any repayment responsibility to PSA Equities, Inc.

4. Bank Line of Credit

The group of affiliated companies have available a commercial line of credit which bears interest at .75% in excess of the bank prime rate (5.50% at April 30, 2002) and matures December, 2004. The note is secured by inventory and accounts receivable of all affiliates and assets and a personal guarantee of the officers. At April 30, 2002 the affiliates were obligated for $450,000 of a maximum $650,000. The management of the Company has allocated $51,975 of this liability to P.S.A. Equities, Inc. through the arrangement described in Note 7.

5. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at April 30, 2002 are listed below.

Subordinated loan agreement with the Company's parent Corporation dated August 10, 1994, bearing no interest, and maturing September 30, 2003 when the balance is payable in full.	$ 50,000
Total	$ 50,000

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 8).

6. Income Taxes

The Company files a Federal Consolidated tax return with its parent company. This effect is reflected in the current tax provision. The provision for income taxes for the year ended April 30, 2002 is detailed as follows:

Federal Income Tax Benefit at Statutory Rates	$ 0
State Income Tax Benefit at Statutory Rates	6,144
Provision for income tax benefit	$6,144
Current	$5,486
Deferred	658
Total	$6,144

The Parent of this Company will absorb any tax loss which will offset its income in the consolidated group. No federal income tax provision has been made since no refund is available to PSA Equities, Inc.

7. Related Party Transactions

The Company is a wholly owned subsidiary and shares office facilities and personnel with its parent company and affiliates. Shared expenses are allocated among the Companies by management. The allocated share of expenses are then reimbursed to a common affiliated paymaster. The amount due to affiliates is generally for this reimbursement and is payable on demand.

The Company is also responsible for a management allocated portion of a note payable as discussed in Notes 3 and 4.

8. Common Stock

The Company has authorized 5,000 shares of common stock, no-par, with 100 shares issued and outstanding.

9. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1) which requires the maintenance of minimum net capital of the greater of $50,000 or 6 2/3% of total aggregate indebtedness. At April 30, 2002, the Company had net capital of $96,662 which was $46,662 in excess of its required net capital of $50,000. The Company's net capital ratio was 4.65 to 1.

10. Long Term Leases

The Company leases its premises under the terms of an operating lease. The lease encompasses all affiliates and rent is charged as allocated by the Company's management. Total rent expense for 2002 was $48,309 which was included in the management fee. See footnote 7. The lease is scheduled to increase at 3% per year and expires July 31, 2008.

Minimum future obligations on leases in effect at April 30, 2002 are:

	Total All Affiliates	Company Portion As Currently Allocated
2003	$430,807	$49,758
2004	$443,731	$51,251
2005	$457,043	$52,788
2006	$470,754	$54,372
2007	$484,877	$56,003

11. Commitments and Contingencies

The Company has been notified of the following legal cases at April 30, 2002:

1) A case involving breach of contract and breach of fiduciary duty with respect to a PSA Equity client and employee. Depositions have not been completed in this case. Management and legal council believe the amount of any liability is indeterminable at this time.

2) A case in connection with a regulatory investigation by the Securities Division of the Maryland Attorney General's Office. The case generally concerns alleged violations of a conditional registration order pertaining to a former employee.

   The Securities Division's investigation has not reached the point of litigation. The Company has disputed its liability, but is not averse to reaching a reasonable settlement. The Securities Division has tentatively placed PSA's maximum liability in the vicinity of $150,000, which represents fees and commissions that, it says, PSA Equities, Inc., improperly earned through a former employee's alleged violations of a conditional registration order.

   Management believes a resolution will be reached for significantly less than the maximum liability above. However, no amount is determinable at April 30, 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17-a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF APRIL 30, 2002

The Company is exempt from filing a computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission. The exemption is pursuant to paragraph K(2)(ii) which exempts a broker/dealer who is an introducing broker/dealer and clears all transactions on a fully disclosed basis with a clearing broker or dealer. The Company is in compliance with this provision as of April 30, 2002.

P.S.A. EQUITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2002

SCHEDULE NO. 1

NET CAPITAL (Notes 4 and 8)

Total Stockholders' Equity	$ 172,296
Deduct: Ownership Equity not allowable for Net Capital	0
Total Stockholders' Equity qualified for Net Capital	172,296
Add allowable credits:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	50,000
Total Capital and Allowable Credits	222,296
Deductions and/or charges:	
Property and Equipment	57,768
Prepaid Assets and Other Assets	35,595
Goodwill	27,125
Net Capital before Haircuts on Securities Positions	120,488
Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1)	5,146
Net Capital	$ 96,662

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2002

SCHEDULE NO. 1 (Cont'd)

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Commissions Payable	$ 21,911
Other Liabilities	427,201
Total Aggregate Indebtedness	$ 449,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 50,000
Excess Net Capital (Net Capital less minimum requirement)	$ 46,662
Excess Net Capital at 1000%	$ 51,751
Ratio: Aggregate Indebtedness to Net Capital	4.65 to 1

The accompanying notes are an integral part of these financial statements.

P.S.A. EQUITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF APRIL 30, 2002

SCHEDULE NO. 1 (Cont'd)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of April 30, 2002)

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 93,741
Audit Adjustments:	
Miscellaneous Audit Adjustments	2,921
Net Capital per above	$ 96,662

The accompanying notes are an integral part of these financial statements.

Macdonald & Weber, P.A.
Certified Public Accountants
8015 Corporate Drive, Suite G
Baltimore, Maryland 21236
410-931-5030
410-931-3940 Fax
www.macweber.com

To the President
P.S.A. Equities, Inc.

We have examined the financial statements of P.S.A. Equities, Inc., for the period ended April 30, 2002, and have issued our report thereon dated June 25, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of PSA Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Sincerely,

Macdonald & Weber, P.A.

Macdonald & Weber P.A.

Baltimore, Maryland
June 25, 2002

P.S.A. EQUITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2002

Subordinated Liabilities at May 1, 2001	$50,000
Decreases:	
Repayment of liability approved by the NASD Regulation, Inc. during the year.	0
Subordinated Liabilities at April 30, 2002	$50,000

The accompanying notes are an integral part of these financial statements.